UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

INVENTURE FOODS, INC.

(Name of Subject Company)

INVENTURE FOODS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

461212102

(CUSIP Number of Class of Securities)

Terry McDaniel

Chief Executive Officer

Inventure Foods, Inc.

5415 East High Street, Suite 350

Phoenix, Arizona 85054

(623) 932-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gregory R. Hall, Esq.

DLA Piper LLP (US)

2525 East Camelback Road, Suite 1000

Phoenix, Arizona 85016

(480) 606-5128

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2017 (as amended from time to time, the “Schedule 14D-9”) originally filed by Inventure Foods, Inc., a Delaware corporation (the “Company” or “Inventure Foods”), relating to the tender offer by Heron Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Utz Quality Foods, LLC, a Delaware limited liability company (“Parent”), to purchase all of shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $4.00 per share, net to the seller in cash, without interest thereon, but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2017, and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the SEC on November 15, 2017.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.    Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the section below immediately following the last sentence of the paragraph under the heading “Item 8. Additional Information—Stockholder Approval of the Merger Not Required” on page 58 of the Schedule 14D-9.

“Certain Litigation

On November 15, 2017, Inventure Foods filed the Schedule 14D-9 with the SEC in connection with the Offer.

On November 20, 2017, a purported stockholder of Inventure Foods filed an action in the United States District Court for the District of Arizona on behalf of a putative class of Inventure Foods stockholders against Inventure Foods and its directors, alleging violations of federal securities laws. The case is captioned Smith v. Inventure Foods, Inc., et al. (Case No. 2:17-cv-04256). The complainant alleges, among other things, that the Schedule 14D-9 omits material information necessary for Inventure Foods stockholders to make an informed decision regarding the Offer. The complainant seeks, among other things, either to enjoin the Offer or, should it be consummated, to award damages, as well as an award of the plaintiffs’ attorneys’ and experts’ fees in the action.

On November 21, 2017, four additional actions alleging violations of federal securities laws were filed by purported stockholders of Inventure Foods in the United States District Court for the District of Arizona against Inventure Foods and its directors. These actions, captioned Shaoul v. Inventure Foods, Inc., et al. (Case 2:17-cv-04261), Schoenfeld v. Inventure Foods, Inc., et al. (Case 2:17-cv-04273), Schoenfeld v. Inventure Foods, Inc., et al. (Case 2:17-cv-04274) and D&S Fraley Revocable Living Trust v. Inventure Foods, Inc., et al. (Case 2:17-cv-04277), allege claims similar to those in the Smith action, and seek similar relief. The complainant in the D&S Fraley Revocable Living Trust action further alleges, among other things, that the Board breached its fiduciary duties in connection with the Transactions by failing to maximize stockholder value.

On November 22, 2017, three additional actions alleging violations of federal securities laws were filed by purported stockholders of Inventure Foods in the United States District Court for the District of Arizona against Inventure Foods and its directors. These actions, captioned Chamat v. Inventure Foods, Inc., et al. (Case 2:17-cv-04294), Rubin v. Inventure Foods, Inc., et al. (Case 2:17-cv-04295) and Vana v. Inventure Foods, Inc., et al. (Case 2:17-cv-04296), allege claims similar to those in the Smith action, and seek similar relief. The complainant in the Vana action further alleges, among other things, that Parent and Merger Sub acted as control persons in aiding and abetting the alleged violations.

The outcome of this litigation cannot be predicted with certainty; however, the defendants deny any wrongdoing in connection with the Transactions and the Schedule 14D-9 and plan to defend vigorously against the claims set forth in these actions.

The foregoing descriptions are qualified in their entirety by reference to the complaints, copies of which are filed as Exhibits (a)(5)(E), (a)(5)(F), (a)(5)(G), (a)(5)(H), (a)(5)(I), (a)(5)(J), (a)(5)(K) and (a)(5)(L), respectively, to this Amendment and are incorporated by reference.

Additional lawsuits may be filed against Inventure Foods, Parent, Merger Sub or the Board in connection with the Transactions. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(1)(E)	Class Action Complaint dated November 20, 2017 (Smith v. Inventure Foods, Inc., et al., (Case No. 2:17-cv-04256)).

(a)(1)(F)	Class Action Complaint dated November 21, 2017 (Shaoul v. Inventure Foods, Inc., et al. (Case No. 2:17-cv-04261)).

(a)(1)(G)	Class Action Complaint dated November 21, 2017 (Schoenfeld v. Inventure Foods, Inc., et al. (Case No. 2:17-cv-04273)).

(a)(1)(H)	Class Action Complaint dated November 21, 2017 (Schoenfeld v. Inventure Foods, Inc., et al. (Case No. 2:17-cv-04274)).

(a)(1)(I)	Class Action Complaint dated November 21, 2017 (D&S Fraley Revocable Living Trust v. Inventure Foods, Inc., et al. (Case No. 2:17-cv-04277)).

(a)(1)(J)	Class Action Complaint dated November 22, 2017 (Chamat v. Inventure Foods, Inc., et al. (Case No. 2:17-cv-04294)).

(a)(1)(K)	Class Action Complaint dated November 22, 2017 (Rubin v. Inventure Foods, Inc., et al. (Case No. 2:17-cv-04295)).

(a)(1)(L)	Class Action Complaint dated November 22, 2017 (Vana v. Inventure Foods, Inc., et al. (Case No. 2:17-cv-04296)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVENTURE FOODS, INC.

Date: November 27, 2017	By:	/s/ Steve Weinberger
Steve Weinberger
Chief Financial Officer

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